Filed by	POLYMER SOLUTIONS, INC. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: POLYMER SOLUTIONS, INC.
Commission File No. 0-18583

On October 29, 2003, Polymer Solutions, Inc. issued a press release announcing it has entered into a Disposition Agreement with Chemcraft Holdings Corporation. The text of the press release follows:

Polymer Solutions Announces Signing of Definitive Agreement
For Sale of its Operations

CHICO, CA, Oct. 29, 2003... Polymer Solutions, Inc., (OTC BB: PYSU; TSX Venture: PYM), a leading producer of environmentally-friendly paints, coatings and adhesives, today announced that it has entered into a Definitive Agreement (“the Agreement”) with Chemcraft Holdings Corporation whereby Chemcraft would acquire 100% of the issued and outstanding stock of Alternative Materials Technology (AMT), from AMT Environmental Products, Inc., Polymer Solutions’ wholly-owned subsidiary. AMT represents substantially all of Polymer Solutions’ assets.

Pursuant to this Agreement, Polymer Solutions would receive, through a distribution of the proceeds received under the Agreement by AMT Environmental Products, Inc., approximately US$7.5 million in cash proceeds net of transaction expenses, taxes or other liabilities. It is Management’s intention to distribute these proceeds to Polymer Solutions’ shareholders and optionholders and, following or in connection with such distribution, to dissolve and wind-up the business and affairs of Polymer Solutions.

If the transaction closes, shareholders and optionholders, net of the option exercise price, are expected to receive approximately US$0.75 per share, subject to any indemnification claims or certain post-closing adjustments. Ninety (90) percent of the proceeds, or approximately US$0.675 per share, is expected to be disbursed to shareholders and optionholders shortly after closing. After a forty-five (45) day period for any indemnification claims or post-closing adjustments has elapsed, and subject to such claims or adjustments, the balance of the proceeds of up to approximately US$0.075 in total per share would be disbursed. This period may be extended if an agreement to the adjustments has not been reached by the end of the forty-five (45) day period. The transaction is subject to certain conditions, including receipt of regulatory approval and approval from Polymer Solutions’ shareholders. Full details of the transaction will be outlined in a Proxy Statement to be mailed to shareholders along with a Notice of Meeting, which is to be called to approve the transaction. The meeting may be held as early as January, 2004 or as late at March, 2004 depending primarily upon the speed with which regulatory authorities approve the transaction and documentation. If the transaction is approved at the meeting, the closing will occur shortly thereafter and the 45-day period for post-closing adjustments will commence.

Polymer Solutions may terminate the Agreement in the event that it receives a proposal from a third party that has a value to Polymer Solutions’ shareholders in excess of US$8 million, in which case Polymer Solutions is to pay Chemcraft a fee of US$250,000. Chemcraft has a right to match a better offer within a limited time of their being informed of the offer. In certain circumstances, Chemcraft is to pay Polymer Solutions a fee of US$200,000 if Chemcraft terminates the Agreement.

Where to Find Additional Information

Polymer Solutions intends to file with the Securities and Exchange Commission (SEC) a proxy statement in connection with the proposed transaction. Shareholders of Polymer Solutions are urged to read the proxy statement when it becomes available because it will contain important information about Polymer Solutions, Chemcraft and the proposed transaction. In addition to the proxy statement to be filed with the SEC by Polymer Solutions and to be mailed to the shareholders of Polymer Solutions in connection with the proposed transaction, Polymer Solutions files annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement (when it becomes available), and any other documents filed by Polymer Solutions with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the proxy statement (when it becomes available), and any other documents filed by Polymer Solutions with the SEC, may also be obtained from Polymer Solutions by requesting them in writing from Polymer Solutions, Inc., 312 Otterson Drive, Suite H, Chico, California 95928, Attention: Corporate Secretary (530-894-3585). In addition, shareholders may access copies of the documents filed with the SEC by Polymer Solutions on Polymer Solutions’ website at www.polysolutions.com.

Polymer Solutions and its officers and directors may be deemed to be participants in the solicitation of proxies from Polymer Solutions’ shareholders with respect to the proposed transaction. A description of the interests of the directors and executive officers of Polymer Solutions is set forth in Polymer Solutions’ proxy statement for its 2003 annual meeting, which was filed with the SEC on July 3, 2003. Shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement and the other relevant documents filed with the SEC when they become available.

Polymer Solutions, Inc. (PSI) addresses the North American coatings market by producing environmentally friendly water-based and low VOC (volatile organic compounds) solvent-based paints, wood coatings, stains, sealers, primers and top coats for wood furniture manufacturers and wood products companies. PSI, with polymer science at its core, has developed proprietary, low VOC products compatible with the indoor and outdoor environment for industrial and retail markets. PSI also produces and markets water-based and low solvent-based industrial adhesives and a line of glass, metal and concrete coatings.

Chemcraft is a North American leader in the supply of unique, high performance and environmental friendly industrial coatings.

Contact:
Charles (Chuck) Tait
Polymer Solutions, Inc.
(604) 514-6559 or 800-377-8323
info@polysolutions.com

Statements in this news release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties. Risk factors include general economic and industry conditions, effects of leverage, environmental matters, technological developments, product pricing, raw material cost changes, and international operations, among others, which are set forth in the Company’s SEC filings.

No Stock Exchange on which the Company’s securities are listed has reviewed or approved this news release.